Hoak Public Equities, L.P. SC 13D/A

Exhibit 99.2

December 29, 2022

Mr. Stephen C. Taylor

Natural Gas Services Group, Inc.

404 Veterans Airpark Lane

Suite 300

Midland, Texas 79705

Dear Steve,

As a follow-up to our conversation, I wanted to reiterate our concern and disappointment with the recent management and board-level changes at Natural Gas Services Group, Inc. (“NGS” or the “Company”) including two “interim” CEOs within six months and the accelerated departure date of one of your more tenured Board Members, John Chisholm.

From our vantage point as your largest shareholder, it is hard to know who is in charge and, frankly, the Board dynamics appear somewhat chaotic. We imagine our concern is also shared by some of your employees, customers, vendors, and other stakeholders.

In the context of strong macro tailwinds for the compression industry and NGS on the cusp of strong earnings growth, it is particularly telling that the Board has not attracted a competent, permanent CEO candidate to take the Company to the next level. We have zero confidence this will be possible based on recent events and no longer support this course of action. Instead of engaging in a likely futile search for a qualified CEO, and the corresponding disruption that would occur by yet another management change, we instead strongly believe that the Company should explore strategic alternatives such as a sale, merger, or reverse merger transaction that brings both scale and permanent management.

In the absence of a sale of the company, it is our belief that NGS needs to identify a near-term plan that would put the Company on a path to at least $75-100 million of EBITDA (our estimation of the minimum required to justify remaining a stand-alone public company), utilize a prudent level of debt to generate better equity returns, and implement an industry-standard dividend policy. As we have discussed in the past, NGS would efficiently achieve all the aforementioned goals by transacting with Nova Compression, another company in which Hoak & Co. is invested. However, we will happily support any alternative that maximizes value for all NGS shareholders.

Sincerely,

J. Hale Hoak